Exhibit 13

NEWS RELEASE

Technology to Develop and Commercialize a Portable and Accurate COVID-19 Test License by Quara Devices Inc. (dba Edoceo Devices) from Colorado State University

Boulder, CO July 16, 2020 — Quara Devices Inc. dba Edoceo Devices (“Edoceo”) is pleased to announce it has licensed technology from Colorado State University (“CSU”) as part of its plan to bring a portable and highly accurate COVID-19 test to market.

The CSU technology will be the foundation for a small, inexpensive virus-detection technology invented by the CSU research team. The new diagnostic device aims to be fast, portable and more accurate than currently available COVID-19 tests. It is one of several technologies stemming from a collaboration among CSU researchers Brian Geiss, Chuck Henry and David Dandy, who have combined their wide-ranging expertise in virology, chemistry and chemical engineering to create this technological platform.

The CSU team’s decision to license their viral RNA-testing platform to Edoceo will advance Edoceo’s plans to develop and commercialize a range of portable diagnostic biosensors to quickly detect bacterial and viral infections.

The licensing deal, mediated by CSU Ventures, which is dedicated to the business of technology transfer and commercialization, allows Edoceo to move the CSU technology toward commercialization through collaboration with the CSU scientists on product engineering and design to ensure high efficacy and accuracy. Edoceo has filed an Offering Statement under Regulation A of the Securities Act to raise capital to support these tasks and commercialize its devices, with the goal of a marketable product to address COVID-19 within the next 12 months.

Edoceo’s Chief Science Officer is Dr. Ken Reardon, a professor in the CSU Department of Chemical and Biological Engineering. He initiated the licensing deal as the COVID-19 pandemic accelerated. The technology is envisioned as a point-of-need genetic analyzer for viruses and bacteria, including but not limited to SARS-CoV-2, the virus that causes COVID-19.

“This technology predated the pandemic, but because of its versatility as a platform, and the significant need for high accuracy in detecting COVD-19 in patients, we see an urgency to get it out now,” said Reardon. “We are trying to get this into the market within the year, which is a pretty aggressive acceleration.”

Geiss, Henry and Dandy have worked together for several years developing low-cost biological diagnostic platforms for applications including viruses and bacteria. For the device they have licensed to Edoceo, their original goal was to detect organisms with antimicrobial resistance. As COVID-19 was becoming a pandemic, they found they could generalize their basic platform, which they began developing over a year ago, into a sensitive test for RNA viruses, including coronaviruses like SARS-CoV-2.

“I am very much a believer that if you don’t get a technology like this into someone’s hands who can make and produce it, it’s just an academic exercise,” said Henry. “It was a big deal for us to move this into a product that will help people.”

Henry, a professor in the Department of Chemistry, explained that the licensed technology is a paper-based, “lateral-flow” device reminiscent of a home pregnancy test. It recognizes a target sequence in the virus’s genetic material, then amplifies that signal to display a positive readout – like the line on a pregnancy test.

“We are excited to work with the high caliber cross disciplinary CSU team and by the great potential for this technology to be an accessible tool to quickly and accurately detect Covid-19 and other viruses,” said Rod Reum, CEO of Edoceo Devices,

About Edoceo

Edoceo is an emerging med-tech & biotech company focusing on the development and commercialization of portable sensing devices to provide rapid early warning to the presence of harmful bacterial and viral pathogens. For each of the bacterial and viral applications, our product line will comprise three components: the portable device itself, consumable testing units which contain reagents, receive the bacterial or viral sample and are inserted into the device for testing, and software providing data collection and configuration functionality.

Offering Under Regulation A of the Securities Act

Quara Devices Inc. filed an offering statement with the Securities and Exchange Commission, or SEC, for a Regulation A Offering. It is “testing the waters” but is not under any obligation to make an offering under Regulation A.

No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the SEC. Any indication of interest is non-binding and involves no obligation or commitment of any kind. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified by the SEC, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date.

A copy of the preliminary offering circular that forms a part of the offering statement may be obtained on the SEC’s website HERE.

For further information, visit Edoceodevices.com.

Edoceo Devices

(signed “Rod Reum”)

Rod Reum,

CEO

Forward Looking Information

This release may contain forward-looking statements and information relating to, among other things, Quara, its products, business plan, strategy, and the market for its products. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to Edoceo. When used in the offering materials, the words “estimate,” “project,” “believe,” “will, “ “anticipate,” “intend,” “within the year,” “within the next 12 months,” “expect” and similar expressions are intended to identify forward-looking statements. These statements reflect Edoceo’s current views with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Do not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Quara does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.